Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.

Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(Expressed in thousands of Canadian Dollars)

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended March 31, 2011. Our responsibility is to express an opinion on North American Energy Partners Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at March 31, 2011 and 2010, and the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 2, 2011, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Edmonton, Canada

June 2, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

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KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at March 31, 2011 and 2010, and the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Energy Partners Inc. as at March 31, 2011 and 2010 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2011 in accordance with US generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the North American Energy Partners Inc.’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 2, 2011 expressed an unmodified opinion on the effectiveness of the North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

June 2, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

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Consolidated Balance Sheets

As at March 31

(Expressed in thousands of Canadian Dollars)

	2011	2010
Assets
Current assets
Cash and cash equivalents	$722	$103,005
Accounts receivable, net (note 7 and 22(d))	128,482	111,884
Unbilled revenue (note 8)	102,939	84,702
Inventories (note 9)	7,735	3,047
Prepaid expenses and deposits (note 10)	8,269	6,881
Investment in and advances to unconsolidated joint venture (note 11)	1,488	–
Deferred tax assets (note 18)	1,729	3,481
	251,364	313,000
Property, plant and equipment, net (note 13)	321,864	331,355
Other assets (note 12(a))	26,908	22,154
Goodwill (note 5)	32,901	25,111
Deferred tax assets (note 18)	49,920	15,300
Total Assets	$682,957	$706,920
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$86,053	$66,876
Accrued liabilities (note 14)	32,814	47,191
Billings in excess of costs incurred and estimated earnings on uncompleted contracts
(note 8)	2,004	1,614
Current portion of capital lease obligations (note 15)	4,862	5,053
Current portion of term facilities (note 16(b))	10,000	6,072
Current portion of derivative financial instruments (note 22(a))	2,474	22,054
Deferred tax liabilities (note 18)	27,612	16,781
	165,819	165,641
Capital lease obligations (note 15)	3,831	8,340
Long term debt (note 16(a))	286,970	225,494
Derivative financial instruments (note 22(a))	9,054	75,001
Other long term obligations (note 17(a))	25,576	19,642
Deferred tax liabilities (note 18)	44,441	31,744
	535,691	525,862
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2011 – 36,242,526 (March 31, 2010 – 36,049,276) (note 19(a))	304,854	303,505
Additional paid-in capital	7,007	7,439
Deficit	(164,536)	(129,886)
Accumulated other comprehensive loss	(59)	–
	147,266	181,058
Total liabilities and shareholders’ equity	$682,957	$706,920
Commitments (note 26)
Contingencies (note 29)

Approved on behalf of the Board

/s/ Ronald A. McIntosh	/s/ Allen R. Sello
Ronald A. Mclntosh, Director	Allen R. Sello, Director

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Operations and Comprehensive (Loss) Income

For the years ended March 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2011	2010	2009
Revenue	$858,048	$758,965	$972,536
Project costs	456,119	301,307	505,026
Equipment costs	234,933	209,408	217,120
Equipment operating lease expense	69,420	66,329	43,583
Depreciation	39,440	42,636	36,389
Gross profit	58,136	139,285	170,418
General and administrative expenses	59,932	62,530	74,460
Loss on disposal of property, plant and equipment	1,948	1,233	5,325
Loss on disposal of assets held for sale (note 12(b))	825	373	24
Amortization of intangible assets (note 12(c))	3,540	1,719	1,501
Equity in loss (earnings) of unconsolidated joint venture (note 11)	2,720	(44)	–
Impairment of goodwill (note 5)	–	–	176,200
Operating (loss) income before the undernoted	(10,829)	73,474	(87,092)
Interest expense, net (note 20)	29,991	26,080	29,612
Foreign exchange (gain) loss	(1,659)	(48,901)	47,272
Realized and unrealized (gain) loss on derivative financial instruments (note 22(a))	(2,305)	54,411	(37,250)
Loss on debt extinguishment (note 16(c))	4,346	–	–
Other income	(104)	(14)	(5,955)
(Loss) income before income taxes	(41,098)	41,898	(120,771)
Income taxes (note 18):
Current	2,892	3,803	5,546
Deferred	(9,340)	9,876	9,087
Net (loss) income	(34,650)	28,219	(135,404)
Other comprehensive loss
Unrealized foreign currency translation loss	59	–	–
Comprehensive (loss) income	(34,709)	28,219	(135,404)
Net (loss) income per share – basic (note 19(b))	$(0.96)	$0.78	$(3.76)
Net (loss) income per share – diluted (note 19(b))	$(0.96)	$0.77	$(3.76)

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Balance at March 31, 2008	$301,894	$4,351	$(22,701)	$–	$283,544
Net loss	–	–	(135,404)	–	(135,404)
Share option plan	–	1,888	–	–	1,888
Deferred performance share unit plan	–	61	–	–	61
Reclassification on exercise of stock options	834	(834)	–	–	–
Issued upon exercise of stock options	703	–	–	–	703
Balance at March 31, 2009	$303,431	$5,466	$(158,105)	$–	$150,792
Net income	–	–	28,219	–	28,219
Share option plan	–	2,135	–	–	2,135
Deferred performance share unit plan	–	123	–	–	123
Reclassified to restricted share unit liability	–	(20)	–	–	(20)
Reclassification on exercise of stock options	21	(21)	–	–	–
Cash settlement of stock options	–	(244)	–	–	(244)
Issued upon exercise of stock options	53	–	–	–	53
Balance at March 31, 2010	$303,505	$7,439	$(129,886)	$–	$181,058
Net loss	–	–	(34,650)	–	(34,650)
Unrealized foreign currency translation loss	–	–	–	(59)	(59)
Share option plan	–	1,455	–	–	1,455
Deferred performance share unit plan	–	(44)	–	–	(44)
Stock award plan	–	780	–	–	780
Reclassification on exercise of stock options	386	(386)	–	–	–
Issued upon exercise of stock options	963	–	–	–	963
Senior executive stock option plan	–	(2,237)	–	–	(2,237)
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

For the years ended March 31

(Expressed in thousands of Canadian Dollars)

	2011	2010	2009
Cash (used in) provided by:
Operating activities:
Net (loss) income for the period	$(34,650)	$28,219	$(135,404)
Items not affecting cash:	–	–	–
Depreciation	39,440	42,636	36,389
Equity in loss (earnings) of unconsolidated joint venture (note 11)	2,720	(44)	–
Amortization of intangible assets (note 12(c))	3,540	1,719	1,501
Impairment of goodwill (note 5)	–	–	176,200
Amortization of deferred lease inducements (note 17(b))	(107)	(107)	(105)
Amortization of deferred financing costs (note 12(d))	1,609	3,348	2,970
Loss on disposal of property, plant and equipment	1,948	1,233	5,325
Loss on disposal of assets held for sale (note 12(b))	825	373	24
Realized and unrealized foreign exchange (gain) loss on 8 3/4% senior notes	(732)	(48,920)	46,466
Unrealized (gain) loss on derivative financial instruments measured at fair value	(2,305)	38,852	(39,921)
Loss on debt extinguishment (note 16(c))	4,346	–	–
Stock-based compensation expense (note 28(a))	8,156	5,270	2,305
Cash settlement of stock options (note 28(b))	–	(244)	–
Accretion of asset retirement obligation (note 17(c))	35	5	155
Deferred income taxes (benefit) (note 18)	(9,340)	9,876	9,087
Net changes in non-cash working capital (note 23(b))	(15,982)	(39,591)	46,193
	(497)	42,625	151,185
Investing activities:
Acquisition, net of cash acquired (note 6)	(23,501)	(5,410)	–
Purchase of property, plant and equipment	(36,417)	(51,888)	(87,102)
Additions to intangible assets (note 12(c))	(4,748)	(3,362)	(3,102)
Investment in and advances to unconsolidated joint venture (note 11)	(1,291)	(2,873)	–
Proceeds on disposal of property, plant and equipment	499	1,440	11,164
Proceeds on disposal of assets held for sale	826	2,482	325
	(64,632)	(59,611)	(78,715)
Financing activities:
Repayment of credit facilities	(85,000)	(6,906)	–
Increase in credit facilities	128,524	34,700	–
Financing costs (note 16(b) and (d))	(7,920)	(1,123)	–
Redemption of 8 3/4% senior notes (note 16(c))	(202,410)	–	–
Issuance of Series 1 Debentures (note 16(d))	225,000	–	–
Settlement of swap liabilities (note 22(a))	(91,125)	–	–
Proceeds from stock options exercised (note 28(b))	963	53	703
Repayment of capital lease obligations	(5,127)	(5,613)	(6,156)
	(37,095)	21,111	(5,453)
(Decrease) increase in cash and cash equivalents	(102,224)	4,125	67,017
Effect of exchange rate on changes in cash	(59)	–	–
Cash and cash equivalents, beginning of year	103,005	98,880	31,863
Cash and cash equivalents, end of year	$722	$103,005	$98,880

Supplemental cash flow information (note 23(a))

See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements

For the years ended March 31, 2011, 2010, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and pipeline and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation. Material items that give rise to measurement and disclosure differences to the consolidated financial statements under Canadian GAAP are outlined in note 31.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Projects Inc., North American Major Mining Projects Inc., North American Construction Management Inc. and NACG Properties Inc., and the following 100% owned subsidiaries of NACGI:

• North American Caisson Ltd.	• North American Services Inc.
• North American Construction Ltd.	• North American Site Development Ltd.
• North American Engineering Inc.	• North American Site Services Inc.
• North American Enterprises Ltd.	• North American Tailings and Environmental Ltd.
• North American Industries Inc.	• DF Investments Limited
• North American Maintenance Ltd.	• Drillco Foundation Co. Ltd.
• North American Mining Inc.	• Cyntech Canada Inc.
• North American Pile Driving Inc.	• Cyntech Services Inc.
• North American Pipeline Inc.	• Cyntech U.S. Inc.
• North American Road Inc.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used to value free standing and embedded derivatives and other financial instruments; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete each project. Cost estimates for all of significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes (to the extent contract remedies are unavailable);

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•	extended overhead due to owner, weather and other delays (to the extent contract remedies are unavailable);

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable);

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

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The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from the sale of its other products and services as follows:

•

Revenue recognition from equipment rentals occurs when there is a written arrangement in the form of a contract or purchase order with the customer, a fixed or determinable sales price is established with the customer, performance requirements are achieved, and ultimate collection of the revenue is reasonably assured. Equipment rental revenue is recognized as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used;

•

Revenue from tank services is provided based upon orders and contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates and is recognized as the services are provided to the customer; and

•	Revenue from anchor manufacturing and product sales is recognized when the products are shipped to the customer.

The Company recognizes revenue from the foregoing activities once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying all other current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques and short-term investments with maturities of three months or less when purchased.

f) Accounts receivable and unbilled revenue

Accounts receivable in the accompanying Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires, job materials, manufacturing raw materials and finished goods. Finished goods cost includes raw materials, labour and a reasonable allocation of appropriate overhead costs.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Assets under capital lease	Declining balance	30%

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The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company performs its annual goodwill assessment on October 1 of each year and when a triggering event occurs between annual impairment tests.

m) Intangible assets

Intangible assets include:

•	Customer relationships and backlog, which are being amortized over the remaining lives of the related contracts and relationships;

•	trade names, which are being amortized on a straight-line basis over their estimated useful lives of between five and ten years;

•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements;

•	capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years; and

•	patents, which are being amortized on a straight-line basis over estimated useful lives of up to six years.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

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o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

q) Foreign currency translation

The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

Accounts of the Company’s US-based subsidiary, which has a US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income (Loss). The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period.

r) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.

t) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the

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period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “Other income” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

u) Stock-based compensation

The Company has a Share Option Plan which is described in note 28(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Senior Executive Stock Option Plan which is described in note 28(c). This compensation plan allows the option holder the right to settle options in cash. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.

The Company has a Deferred Performance Share Unit (“DPSU”) Plan which is described in note 28(d). This compensation plan is settled, at the Company’s option, either by the issuance of equity instruments or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. The vesting of awards under the DPSU plan is contingent upon certain performance criteria being achieved. The fair value of each share option grant under the DPSU plan assumes that the relevant performance criteria will be achieved and compensation cost is recorded to the extent that vesting of the award is considered probable. When it is determined that such criteria are not probable of being achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 28(e). RSUs are granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.

The Company has a Director’s Deferred Stock Unit (“DDSU”) Plan which is described in note 28(f). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the unit and is recorded as a charge to operating income when issued. Subsequent changes in the Company’s payment obligation after issuing the unit and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

The Company has a Stock Award Plan which is described in note 28(g). The stock awards are settled at the Company’s option, either by the issuance of equity instruments if all necessary shareholder approvals and regulatory approvals are obtained or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital.

v) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year (see note 19(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

w) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the

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achievement of specified targets is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment operating lease expense” in the Consolidated Statements of Operations.

x) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs related to the senior notes, debentures and the revolving and term loan facilities are amortized over the term of the related debt using the effective interest method.

y) Investments in unconsolidated joint ventures or affiliates

Investments in unconsolidated joint ventures or affiliates over which the Company has significant influence including the Company’s investment in Noramac Ventures Inc. are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, including subsequent capital contributions and loans from the Company, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in unconsolidated joint ventures are included as investment in and advances to unconsolidated joint venture in the Company’s Consolidated Balance Sheets.

z) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

3. United States accounting pronouncements recently adopted

a) Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, which amends ASC 810, “Consolidation”. The amendments give guidance and clarification on how to determine when a reporting entity should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The Company adopted this ASU effective April 1, 2010. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

b) Embedded credit derivatives

In March 2010, the FASB issued ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives”, which clarifies that financial instruments that contain embedded credit-derivative features related only to the transfer of credit risk in the form of subordination of one instrument to another are not subject to bifurcation and separate accounting. The scope exception only applies to an embedded derivative feature that relates to subordination between tranches of debt issued by an entity and other features that relate to another type of risk must be evaluated for separation as an embedded derivative. The Company adopted this ASU effective July 1, 2010. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

4. Recent United States accounting pronouncements not yet adopted

a) Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The amendments also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. For the Company, this ASU is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. The adoption of this ASU will not have a material effect on the Company’s consolidated financial statements.

b) Share based payment awards

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”, which clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU will amend ASC 718, “Compensation – Stock Compensation” and it is effective for the Company beginning on April 1, 2011. The adoption of this ASU will not have a material effect on the Company’s consolidated financial statements.

c) Intangibles – Goodwill and Other

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”, which amends ASC 350, “Intangibles-Goodwill and Other” to modify step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts, to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse

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qualitative factors indicating that impairment may exist. For the Company, this ASU is effective for the fiscal year and interim periods beginning April 1, 2011. The adoption of this ASU will not have a material effect on the Company’s consolidated financial statements.

d) Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”, which amends ASC 805, “Business Combinations”, to require that pro-forma information be presented as if the business combination occurred at the beginning of the prior annual reporting period for the purposes of calculating both the current reporting period and the prior reporting period pro forma financial information. The ASU also requires the disclosure be accompanied by a narrative description of the nature and amount of material, nonrecurring pro forma adjustments. For the Company, this ASU is effective prospectively for business combinations for which the acquisition date is on or after April 1, 2011. This standard will impact disclosures made for business combinations completed by the Company after the effective date.

5. Goodwill

In accordance with the Company’s accounting policy, a goodwill impairment test is completed on October 1 of each fiscal year or whenever events or changes in circumstances indicate that impairment may exist. The Company conducted its annual goodwill impairment tests on October 1, 2010 and 2009 and concluded that there was no goodwill impairment as the fair value of the Piling reporting unit exceeded its carrying value. There were no triggering events between October 1, 2010 and March 31, 2011.

The changes in goodwill during the years ended March 31, 2011, 2010 and 2009 are as follows:

Balance at March 31, 2008	$200,072
Impairment of goodwill (assigned to Pipeline segment)	(32,753)
Impairment of goodwill (assigned to Heavy Construction and Mining segment)	(125,447)
Impairment of goodwill (assigned to Piling segment)	(18,000)
Balance at March 31, 2009	$23,872
Acquisition of goodwill (assigned to the Piling segment) (note 6(b))	1,239
Balance at March 31, 2010	25,111
Acquisition of goodwill (assigned to the Piling segment) (note 6(a))	7,790
Balance at March 31, 2011	$32,901

6. Acquisitions

a) Acquisitions in fiscal 2011

On November 1, 2010, the Company acquired all of the assets of Cyntech Corporation and its wholly-owned subsidiary Cyntech Anchor Systems LLC (collectively “Cyntech”), for consideration of $23,501. Cyntech is based in Calgary, Alberta and designs and manufactures screw piles and pipeline anchoring systems, and provides tank maintenance services to the petro-chemical industry. As a result of this acquisition, the Company gains access to screw piling, pipeline anchor design and manufacturing capabilities in Canada and the United States. The Company also gains oil and gas storage tank repair and maintenance capabilities which complement the Company’s existing service offering. The transaction was accounted for using the acquisition method with the results of operations included in the financial statements from the date of acquisition. Acquisition related costs were recorded in general and administrative expenses. The goodwill acquired is deductible for tax purposes.

The following table summarizes the recognized amounts of the assets acquired and liabilities assumed at the acquisition date:

Accounts receivable	$7,064
Inventories	1,646
Prepaid expenses and deposits	45
Plant and equipment	1,346
Intangible assets	7,284
Accounts payable	(1,674)
Total identifiable net assets	$15,711
Goodwill	7,790
Total consideration	$23,501

The revenue and net loss of Cyntech since acquisition on November 1, 2010 included in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended March 31, 2011 are $7,286 and $(1,588) respectively.

b) Acquisitions in fiscal 2010

On August 1, 2009, the Company acquired all of the issued and outstanding shares of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd., a piling company based in Milton, Ontario, for consideration of $5,410. This acquisition gives the Company access to piling markets and customers in the Toronto area. The transaction was accounted

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for using the acquisition method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is not deductible for tax purposes. The recognized amounts of assets acquired and liabilities assumed at the acquisition date are as follows:

Accounts receivable	$4,101
Inventories	59
Prepaid expenses and deposits	11
Property, plant and equipment	2,873
Land	281
Intangible assets	547
Accounts payable and accrued liabilities	(2,211)
Deferred tax liabilities	(838)
Long term debt	(652)
Total identifiable net assets	$4,171
Goodwill	1,239
Total consideration	$5,410

c) Acquisitions in fiscal 2009

The Company did not acquire any businesses in fiscal 2009.

7. Accounts receivable

	March 31, 2011	March 31, 2010
Accounts receivable – trade	$115,660	$103,311
Accounts receivable – holdbacks	12,018	3,899
Income and other taxes receivable	397	4,486
Accounts receivable – other	437	1,879
Allowance for doubtful accounts (note 22(d))	(30)	(1,691)
	$128,482	$111,884

Accounts receivable – holdbacks represent amounts up to 10% under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Holdbacks include $587 as of March 31, 2011 (March 31, 2010—$727) which relate to contracts whereby the normal operating cycle is greater than one year and therefore are not expected to be collected within a year.

8. Costs incurred and estimated earnings net of billings on uncompleted contracts

	March 31, 2011	March 31, 2010
Costs incurred and estimated earnings on uncompleted contracts	$946,482	$1,193,821
Less billings to date	(845,547)	(1,110,733)
	$100,935	$83,088

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	March 31, 2011	March 31, 2010
Unbilled revenue	$102,939	$84,702
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(2,004)	(1,614)
	$100,935	$83,088

An amount of $72,025 is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in Note 2(b) the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

9. Inventories

	March 31, 2011	March 31, 2010
Spare tires	$3,794	$1,868
Job materials	2,118	1,179
Manufacturing raw materials	926	–
Finished goods	897	–
	$7,735	$3,047

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10. Prepaid expenses and deposits

Current:
	March 31, 2011	March 31, 2010
Prepaid insurance and property taxes	$1,022	$920
Prepaid lease payments	6,203	5,678
Prepaid interest	1,044	283
	$8,269	$6,881
Long term:
	March 31, 2011	March 31, 2010
Prepaid lease payments (note 12(a))	$2,354	$4,005

11. Investment in and advances to unconsolidated joint venture

The Company was engaged in a joint venture, Noramac Joint Venture (JV), of which the Company had joint control (50% proportionate interest). The JV was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company owned a 49% interest in Noramac Ventures Inc., a nominee company established by the two joint venture partners. On March 25, 2011, the Company and its joint venture partner decided to wind up Noramac Ventures Inc. and terminate the joint venture. At March 31, 2011, the assets and liabilities of the joint venture are stated at the lower of carrying value and fair market value less costs to sell. The difference between carrying value and fair market value of assets and liabilities was recognized in the income statement of the joint venture during the year ended March 31, 2011.

As of March 31, 2011, the Company’s investment in and advances to the unconsolidated joint venture totalled $1,488 (2010 – $2,917; 2009 – $nil). The condensed financial data for investment in and advances to unconsolidated joint venture is summarized as follows:

	March 31, 2011	March 31, 2010
Current assets	$8,328	$8,952
Long term assets	–	153
Current liabilities	13,875	3,271
Long term liabilities	–	5,940

Year ended March 31,	2011	2010
Gross revenues	$12,196	$8,774
Gross loss (profit)	2,483	(1,610)
Net loss (income)	5,440	(87)
Equity in loss (earnings) of unconsolidated joint venture	$2,720	$(44)

12. Other assets

a) Other assets are as follows:

	March 31, 2011	March 31, 2010
Prepaid lease payments (note 10)	$2,354	$4,005
Assets held for sale (note 12(b))	721	838
Intangible assets (note 12(c))	16,161	7,669
Deferred financing costs (note 12(d))	7,672	6,725
Investment in and advances to unconsolidated joint venture (note 11)	–	2,917
	$26,908	$22,154

b) Assets held for sale

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the average operating cost for the fleet, the unit is deemed ready for disposal. Also, if the expected reliability is lower than the average reliability of the fleet, the unit is deemed ready for disposal. If either of these conditions is met the unit is disposed. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Assets held for sale are sold on the Company’s used equipment website and syndicated on third party equipment sale websites. If a sale is not realized after a reasonable length of time, the equipment will be sent to auction for disposal.

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During the year ended March 31, 2011, impairments of assets held for sale amounting to $141 have been included in depreciation expense in the Consolidated Statements of Operations (2010 – $806; 2009 – $883). The impairment charge is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. Loss on disposal of assets held for sale was $825 for the year ended March 31, 2011 (2010 – $373; 2009 – $24).

c) Intangible assets

March 31, 2011	Cost	Accumulated Amortization	Net Book Value
Customer relationships and backlog	$4,442	$755	$3,687
Other intangible assets	2,364	779	1,585
Internal-use software	15,469	6,441	9,028
Patents	2,017	156	1,861
	$24,292	$8,131	$16,161

March 31, 2010	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$624	$329	$295
Other intangible assets	915	531	384
Internal-use software	10,721	3,731	6,990
	$12,260	$4,591	$7,669

During the year ended March 31, 2011, the Company capitalized $4,748 (2010 – $3,362) related to internally developed computer software. There was no write off of internal-use software included in amortization of intangible assets during the year ended March 31, 2011 (2010 – $208; 2009 – $nil).

Amortization of intangible assets for the year ended March 31, 2011 was $3,540 (2010 – $1,719; 2009 – $1,501). The estimated amortization expense for future years is as follows:

For the year ending March 31,
2012	$4,576
2013	4,217
2014	3,564
2015	2,039
2016 and thereafter	1,765
$16,161

During the year ended March 31, 2011, $7,284 in additions, summarized in the table below, were made to intangible assets as a result of the acquisition of the assets of Cyntech Corporation and its wholly-owned subsidiary Cyntech Anchor Systems LLC (note 6(a)).

Patents	$2,017
Customer relationships	3,818
Non-compete agreements	592
Cyntech brand name	857
$7,284

During the year ended March 31, 2010, $547 in additions were made to intangible assets as a result of the acquisition of DF Investments Limited and its subsidiary, Drillco Foundation Co. Ltd. (note 6(b)).

d) Deferred financing costs

March 31, 2011	Cost	Accumulated Amortization	Net Book Value
8 3/4% senior notes	$16,521	$16,521	$–
Term and revolving facilities	5,362	3,855	1,507
Series 1 Debentures	6,886	721	6,165
	$28,769	$21,097	$7,672

March 31, 2010	Cost	Accumulated Amortization	Net Book Value
8 3/4% senior notes	$16,521	$12,014	$4,507
Term and revolving facilities	4,328	3,150	1,178
Series 1 Debentures	1,040	–	1,040
	$21,889	$15,164	$6,725

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Amortization of deferred financing costs included in interest expense for the year ended March 31, 2011 was $1,609 (2010 – $3,348; 2009 – $2,970).

Upon redemption of the 8 3/4% senior notes on April 28, 2010, the unamortized deferred financing costs related to the 8 3/4% senior notes of $4,324 were expensed and included in the loss on debt extinguishment (note 16(c)). In addition, $183 related to amortization of deferred financing costs incurred up to the redemption date was included in interest expense.

During the year ended March 31, 2011, financing fees of $5,846 were incurred in connection with the issuance of the Series 1 Debentures (2010 – $1,040) (note 16(d)) and financing fees of $1,034 were incurred in connection with the modifications made to the amended and restated credit agreement (2010 – $1,123; 2009 – $nil) (note 16(b)).

13. Property, plant and equipment

March 31, 2011	Cost	Accumulated Deprecation	Net Book Value
Heavy equipment	$341,734	$108,051	$233,683
Major component parts in use	47,248	15,593	31,655
Other equipment	31,877	14,136	17,741
Licensed motor vehicles	21,368	16,592	4,776
Office and computer equipment	12,128	5,899	6,229
Buildings	21,657	8,176	13,481
Land	281	—	281
Leasehold improvements	9,422	3,856	5,566
Assets under capital lease	19,506	11,054	8,452
	$505,221	$183,357	$321,864

March 31, 2010	Cost	Accumulated Deprecation	Net Book Value
Heavy equipment	$339,312	$95,473	$243,839
Major component parts in use	36,064	8,297	27,767
Other equipment	25,666	10,910	14,756
Licensed motor vehicles	16,296	10,692	5,604
Office and computer equipment	9,746	3,786	5,960
Buildings	21,710	6,832	14,878
Land	281	–	281
Leasehold improvements	9,314	2,960	6,354
Assets under capital lease	24,304	12,388	11,916
	$482,693	$151,338	$331,355

Assets under capital lease are comprised predominately of licensed motor vehicles.

During the year ended March 31, 2011, additions to property, plant and equipment included $427 of assets that were acquired by means of capital leases (2010 – $1,523; 2009 – $8,863). Depreciation of equipment under capital lease of $2,723 (2010 – $4,081; 2009 – $5,138) was included in depreciation expense.

14. Accrued liabilities

	March 31, 2011	March 31, 2010
Accrued interest payable	$9,866	$14,725
Payroll liabilities	11,412	21,741
Liabilities related to equipment leases	7,518	4,720
Income and other taxes payable	4,018	6,005
	$32,814	$47,191

2011 Annual Report	| NOA |	19

15. Capital lease obligations

The Company’s capital leases primarily relate to licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2012	$5,267
2013	3,087
2014	562
2015	270
2016	71
Subtotal:	$9,257
Less: amount representing interest – weighted average interest rate of 6.5%	(564)
Present value of minimum lease payments	$8,693
Less: current portion	(4,862)
Long term portion	$3,831

16. Long term debt

a) Long term debt are as follows:

	March 31, 2011	March 31, 2010
Credit facilities (note 16(b))	$61,970	$22,374
8 3/4% senior notes (note 16(c))	—	203,120
Series 1 Debentures (note 16(d))	225,000	—
	$286,970	$225,494

b) Credit Facilities

	March 31, 2011	March 31, 2010
Term A Facility	$24,698	$28,446
Term B Facility	43,748	—
Revolving Facility	3,524	—
Total credit facilities	$71,970	$28,446
Less: current portion of term facilities	(10,000)	(6,072)
	$61,970	$22,374

On April 30, 2010, the Company entered into an amended and restated credit agreement to extend the term of the credit facilities and increase the amount of the term loans. These facilities mature on April 30, 2013.

The new credit facilities include an $85.0 million Revolving Facility (previously $90.0 million), a $28.4 million Term A Facility and a $50.0 million Term B Facility. Advances under the Revolving Facility may be repaid from time to time at the Company’s option. The term facilities include scheduled repayments totalling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, the Company must make annual payments within 120 days of the end of its fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million. The Company will not be required to make an additional principal payment in July 2011 related to the 2011 fiscal year.

As of March 31, 2011, the Company had outstanding borrowings of $68.4 million (March 31, 2010 – $28.4 million) under the term facilities, $3.5 million (March 31, 2010—$nil) under the Revolving Facility and had issued $12.3 million (March 31, 2010 – $10.4 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $69.2 million at March 31, 2011.

During the year ended March 31, 2011, financing fees of $1,034 were incurred in connection with the modifications made to the amended and restated credit agreement (2010 – $1,123; 2009 – $nil). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the credit agreement (note 12(d)).

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360 day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at March 31, 2011 was 5.87%.

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NAEP

The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and is expected to remain in compliance throughout the fiscal year ending March 31, 2012. As at March 31, 2011, the Company was in violation of certain financial covenants as defined within the credit agreement. On May 20, 2011, the Company obtained an amendment in connection with such covenants from its lenders resulting in compliance as at March 31, 2011. The Company considers it probable that they will be in compliance with these covenants throughout the fiscal year ending March 31, 2012.

c) 8 3/4% Senior Notes

	March 31, 2011	March 31, 2010
8 3/4% senior unsecured notes due 2011 ($US)	$—	$200,000
Unrealized foreign exchange	—	3,120
	$—	$203,120

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of US $200.0 million (Canadian $263.0 million).

On April 28, 2010, the Company redeemed the 8 3/4% senior notes for $202,410 and recorded a $4,346 loss on debt extinguishment including a $4,324 write off of deferred financing costs (note 12(d)).

d) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

At any time prior to April 7, 2013, the Company may redeem up to 35% of the aggregate principal amount of the Series 1 Debentures with the net cash proceeds of one or more public equity offerings at a redemption price equal to 109.125% of the principal amount, plus accrued and unpaid interest to the date of redemption, so long as:

i)	at least 65% of the original aggregate amount of the Series 1 Debentures remains outstanding after each redemption; and

ii)	any redemption by the Company is made within 90 days of the equity offering.

At any time prior to April 7, 2013, the Company may on one or more occasions redeem the Series 1 Debentures, in whole or in part, at a redemption price which is equal to the greater of (a) the Canada Yield Price (as defined in the trust indenture) and (b) 100% of the aggregate principal amount of Series 1 Debentures redeemed, plus, in each case, accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued interest to the date of purchase.

During the year ended March 31, 2011, financing fees of $5,846 were incurred in connection with the issuance of the Series 1 Debentures in addition to $1,040 that was incurred in March 2010. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Series 1 Debentures (note 12(d)).

2011 Annual Report	| NOA |	21

17. Other long term obligations

a) Other long term obligations are as follows:

	March 31, 2011	March 31, 2010
Long term portion of liabilities related to equipment leases	$12,747	$14,943
Deferred lease inducements (note 17(b))	654	761
Asset retirement obligation (note 17(c))	395	360
Senior executive stock option plan (note 28(c))	5,115	—
Restricted share unit plan (note 28(e))	2,633	1,030
Director’s deferred stock unit plan (note 28(f))	4,032	2,548
	$25,576	$19,642

b) Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	March 31, 2011	March 31, 2010
Balance, beginning of year	$761	$836
Additions	—	32
Amortization of deferred lease inducements	(107)	(107)
Balance, end of year	$654	$761

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	March 31, 2011	March 31, 2010
Balance, beginning of year	$360	$386
Change in the present value of the obligation	—	(31)
Accretion expense	35	5
Balance, end of year	$395	$360

At March 31, 2011, estimated undiscounted cash flows required to settle the obligation were $1,084 (March 31, 2010 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

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18. Income taxes

Income tax provision (benefit) differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended March 31,	2011	2010	2009
(Loss) income before income taxes statutory tax rate	$(41,098)	$41,898	$(120,771)
Tax rate	27.75%	28.91%	29.38%
Expected provision (benefit) at statutory tax rate	$(11,405)	$12,113	$(35,483)
Increase (decrease) related to:
Impact of enacted future statutory income tax rates	164	(673)	(1,005)
Income tax adjustments and reassessments	909	1,442	—
Valuation allowance	962	—	—
Impairment of goodwill	—	—	51,767
Stock-based compensation	1,443	617	555
Non deductible portion of capital losses	1,063	—	—
Other	416	180	(1,201)
Income tax provision	$(6,448)	$13,679	$14,633

Classified as:

	2011	2010	2009
Year ended March 31,
Current income taxes	$2,892	$3,803	$5,546
Deferred income taxes	(9,340)	9,876	9,087
	$(6,448)	$13,679	$14,633

	March 31, 2011	March 31, 2010
Deferred tax assets:
Non-capital losses carried forward	$41,581	$2,205
Deferred financing costs	—	12
Derivative financial instruments and 8 3/4% senior notes	2,895	8,892
Billings in excess of costs on uncompleted contracts	508	448
Capital lease obligations	2,247	3,692
Intangible assets	473	104
Long term portion of liabilities related to equipment leases	2,029	1,965
Deferred lease inducements	161	199
Stock-based compensation	1,656	894
Other	99	370
	$51,649	$18,781

	March 31, 2011	March 31, 2010
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$24,418	$15,975
Assets held for sale	189	233
Accounts receivable – holdbacks	3,154	1,083
Property, plant and equipment	44,105	31,234
Deferred financing costs	71	—
Intangible assets	76	—
Other	40	—
	72,053	48,525
Net deferred income taxes	$(20,404)	$(29,744)

Classified as:

	March 31, 2011	March 31, 2010
Current asset	$1,729	$3,481
Long term asset	49,920	15,300
Current liability	(27,612)	(16,781)
Long term liability	(44,441)	(31,744)
	$(20,404)	$(29,744)

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The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, five provincial jurisdictions and US federal and Texas state jurisdiction. For years before 2007, the Company is no longer subject to Canadian federal or provincial examinations.

The Company had unrecognized tax benefits in capital losses of $962 as at March 31, 2011 (2010 – $nil; 2009 – $nil). At March 31, 2011, the Company has non-capital losses for income tax purposes of $164,661 which predominately expire after 2027.

March 31, 2011
2027	$2,968
2028	7,094
2029	13,676
2030	32,363
2031	108,560
$164,661

19. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at March 31, 2008	35,929,476	$301,894
Issued upon exercise of stock options	109,000	703
Transferred from additional paid-in capital on exercise of stock options	—	834
Issued and outstanding at March 31, 2009	36,038,476	$303,431
Issued upon exercise of stock options	10,800	53
Transferred from additional paid-in capital on exercise of stock options	—	21
Issued and outstanding at March 31, 2010	36,049,276	$303,505
Issued upon exercise of stock options	193,250	963
Transferred from additional paid-in capital on exercise of stock options	—	386
Issued and outstanding at March 31, 2011	36,242,526	$304,854

b) Net (loss) income per share

	2011	2010	2009
Year ended March 31,
Net (loss) income available to common shareholders	$(34,709)	$28,219	$(135,404)
Weighted average number of common shares	36,119,356	36,040,857	36,020,763
Basic net (loss) income per share	$(0.96)	$0.78	$(3.76)

	2011	2010	2009
Year ended March 31,
Net (loss) income available to common shareholders	$(34,709)	$28,219	$(135,404)
Weighted average number of common shares	36,119,356	36,040,857	36,020,763
Dilutive effect of stock options, deferred performance share units and stock award plan	—	680,169	—
Weighted average number of diluted common shares	36,119,356	36,721,026	36,020,763
Diluted net (loss) income per share	$(0.96)	$0.77	$(3.76)

For the year ended March 31, 2011, there were 1,647,474, 75,591 and 150,000 stock options, deferred performance share units and stock awards respectively which were anti-dilutive and therefore were not considered in computing diluted earnings per share (March 31, 2010 – 820,641 and 57,311 stock options and deferred performance share units respectively; March 31, 2009 – 2,071,884 and 91,005, stock options and deferred performance share units respectively).

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NAEP

20. Interest expense

	2011	2010	2009
Year ended March 31,
Interest on 8 3/4% senior notes and swaps	$1,238	$19,041	$25,379
Interest on capital lease obligations	689	1,032	1,234
Amortization of deferred financing costs	1,609	3,348	2,970
Interest on credit facilities	5,361	2,375	298
Interest on Series 1 Debentures	20,132	–	–
Interest on long term debt	$29,029	$25,796	$29,881
Other interest	962	284	(269)
	$29,991	$26,080	$29,612

21. Claims revenue

	2011	2010	2009
Year ended March 31,
Claims revenue recognized	$5,278	$4,541	$55,999
Claims revenue uncollected (classified as unbilled revenue)	2,174	785	1,768

22. Financial instruments and risk management

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Credit Facilities are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates and by using the outstanding balance of $72.0 million at March 31, 2011 and $28.4 million at March 31, 2010, the fair value of amounts due under the Credit Facilities as at March 31, 2011 and March 31, 2010 are not significantly different than their carrying value.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	March 31, 2011		March 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
8 3/4% senior notes (i)	$–	$–	$203,120	$203,526
Capital lease obligations (ii)	8,693	8,658	13,393	13,291
Series 1 Debentures (iii)	225,000	238,651	–	–
(i)

The US Dollar denominated 8 3/4% senior notes were redeemed during the year ended March 31, 2011. The fair value of the 8 3/4% senior notes on March 31, 2010 was based upon the period end closing market price translated into Canadian Dollars at period end exchange rates as at March 31, 2010. Expected discounted cash flows were not included in the fair value calculation.

(ii)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(iii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.

a) Fair value measurements

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

The fair values of the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs including foreign currency rates, implied volatilities and discount factors to estimate fair value. The Company considers its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external, readily observable, market data such as futures prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the effect of such variations could be material.

2011 Annual Report	| NOA |	25

At March 31, 2011, the Company had no financial assets or financial liabilities measured at fair value on a recurring basis which were classified as Level 1 or Level 3 under the fair value hierarchy. Since the Company primarily uses observable inputs of similar instruments and discounted cash flows in its valuation of its derivative financial instruments, these fair value measurements are classified as Level 2 of the fair value hierarchy. Financial assets and liabilities measured at fair value net of accrued interest on a recurring basis, all of which are classified as “Derivative financial instruments” on the Consolidated Balance Sheets are summarized below:

March 31, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$5,877
Embedded price escalation features in certain long term supplier contracts	5,651
$11,528
Less: current portion	(2,474)
$9,054

March 31, 2010	Carrying Amount
Cross-currency swaps for US dollar 8 3/4% senior notes	$66,268
Interest rate swaps for US dollar 8 3/4% senior notes	14,843
Cross-currency and interest rate swaps for US dollar 8 3/4% senior notes	$81,111
Embedded price escalation features in a long term customer construction contract	6,481
Embedded price escalation features in certain long term supplier contracts	9,463
$97,055
Less: current portion	(22,054)
$75,001

On April 8, 2010, the Company settled the cross-currency and interest rate swaps, including accrued interest for a total of $91,125 in conjunction with the settlement of the 8 3/4% senior notes (note 16(c)).

The realized and unrealized (gain) loss on derivative financial instruments is comprised as follows:

Year ended March 31,	2011	2010	2009
Realized and unrealized loss (gain) on cross-currency and interest rate swaps	$2,111	$64,637	$(46,945)
Unrealized (gain) loss on embedded price escalation features in a long term revenue construction contract	(604)	6,805	(15,145)
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(3,812)	(13,315)	21,509
Unrealized (gain) loss on early redemption option on 8 3/4% senior notes	–	(3,716)	3,331
	$(2,305)	$54,411	$(37,250)

Non-financial assets that were re-measured at fair value on a non-recurring basis as at March 31, 2011 and 2010 in the financial statements are summarized below:

	March 31, 2011		March 31, 2010
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$721	$(141)	$838	$(806)

Assets held for sale are re-measured at fair value less cost to sell on a non-recurring basis. For the year ended March 31, 2011, assets held for sale with a carrying amount of $862 (2010 – $1,644) were written down to their fair value less cost to sell of $721 (2010 – $838), resulting in a loss of $141 (2010 – $806), which was included in depreciation expense in the Consolidated Statements of Operations. The fair value less cost to sell of the assets held for sale is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the net book value, the residual value of the asset and the useful life of the asset. The inputs to estimate the fair value of the assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

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NAEP

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company uses various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facilities, varies as market interest rates change. At March 31, 2011, the Company held $72.0 million of floating rate debt pertaining to its Credit Facilities (March 31, 2010 – $28.4 million). As at March 31, 2011, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt will result in $0.7 million increase (decrease) in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at March 31, 2011.

The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At March 31, 2011 and March 31, 2010, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	March 31, 2011	March 31, 2010
Customer A	40%	40%
Customer B	14%	4%
Customer C	12%	38%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

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The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	March 31, 2011	March 31, 2010
Trade accounts receivables	$127,678	$107,210
Other receivables	804	4,674
Total accounts receivable	$128,482	$111,884
Unbilled revenue	$102,939	$84,702

On a geographic basis as at March 31, 2011, approximately 95% (March 31, 2010 – 98%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at March 31, 2011 and 2010, trade receivables are aged as follows:

	March 31, 2011	March 31, 2010
Not past due	$98,626	$84,041
Past due 1-30 days	18,911	15,635
Past due 31-60 days	3,444	1,543
More than 61 days	6,697	5,991
Total	$127,678	$107,210

As at March 31, 2011, the Company has recorded an allowance for doubtful accounts of $30 (March 31, 2010 – $1,691) of which 100% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the March 31, 2011 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended March 31,	2011	2010	2009
Opening balance	$1,691	$2,597	$742
Payments received on provided balances	(682)	(846)	(100)
Current year allowance	518	334	4,324
Write-offs	(1,497)	(394)	(2,369)
Ending balance	$30	$1,691	$2,597

Credit risk on derivative financial instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements. This credit risk only arises in instances where these agreements have positive fair value for the Company.

23. Other information

a) Supplemental cash flow information

Year ended March 31,	2011	2010	2009
Cash paid during the year for:
Interest, including realized interest on interest rate swap	$33,559	$49,999	$29,336
Income taxes	4,149	10,395	52
Cash received during the year for:
Interest	1,168	10,998	477
Income taxes	2,260	453	2,734
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	427	1,523	8,863
Additions to assets held for sale	(1,675)	(1,739)	(2,035)
Net change in accounts payable related to purchase of property, plant and equipment	$(3,879)	$1,840	$(630)

b) Net change in non-cash working capital

Year ended March 31,	2011	2010	2009
Operating activities:
Accounts receivable, net	$(9,534)	$(29,428)	$88,687
Unbilled revenue	(18,237)	(28,795)	14,976
Inventories	(2,661)	6,214	(6,617)
Prepaid expenses and deposits	308	(2,620)	1,015
Accounts payable	21,382	6,620	(56,308)
Accrued liabilities	(5,434)	1,150	5,626
Long term portion of liabilities related to equipment leases	(2,196)	7,809	1,431
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	390	(541)	(2,617)
	$(15,982)	$(39,591)	$46,193

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NAEP

24. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It also designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics based on the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

For the year ended March 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$667,037	$105,559	$85,452	$858,048
Depreciation of property, plant and equipment	28,832	3,636	550	33,018
Segment profits	50,703	18,455	(3,034)	66,124
Segment assets	423,947	116,623	37,053	577,623
Capital expenditures	29,577	2,560	1,124	33,261

For the year ended March 31, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$665,514	$68,531	$24,920	$758,965
Depreciation of property, plant and equipment	34,419	2,842	153	37,414
Segment profits	111,016	11,288	(3,851)	118,453
Segment assets	435,098	92,980	14,765	542,843
Capital expenditures	40,431	1,081	948	42,460

For the year ended March 31, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$716,053	$155,076	$101,407	$972,536
Depreciation of property, plant and equipment	25,690	3,380	581	29,651
Segment profits	109,580	38,776	22,470	170,826
Impairment of goodwill	(125,447)	(18,000)	(32,753)	(176,200)
Segment assets	373,861	88,908	7,898	470,667
Capital expenditures	76,354	8,679	75	85,108

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c) Reconciliations

i) Income (loss) before income taxes

Year ended March 31,	2011	2010	2009
Total profit for reportable segments	$66,124	$118,453	$170,826
Less: unallocated corporate items:
General and administrative expenses	59,932	62,530	74,460
Loss on disposal of property, plant and equipment	1,948	1,233	5,325
Loss on disposal of assets held for sale	825	373	24
Amortization of intangible assets	3,540	1,719	1,501
Equity in loss (earnings) of unconsolidated joint venture	2,720	(44)	–
Impairment of goodwill	–	–	176,200
Interest expense, net	29,991	26,080	29,612
Foreign exchange (gain) loss	(1,659)	(48,901)	47,272
Realized and unrealized (gain) loss on derivative financial instruments	(2,305)	54,411	(37,250)
Loss on debt extinguishment	4,346	–	–
Other income	(104)	(14)	(5,955)
Unallocated equipment costs (recoveries) (i)	7,988	(20,832)	408
(Loss) income before income taxes	$(41,098)	$41,898	$(120,771)
(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

ii) Total assets

	March 31, 2011	March 31, 2010
Corporate assets:
Cash and cash equivalents	$722	$103,005
Property, plant and equipment	24,831	17,883
Deferred tax assets	51,649	18,781
Other	28,132	24,408
Total corporate assets	$105,334	$164,077
Total assets for reportable segments	577,623	542,843
Total assets	$682,957	$706,920

The Company’s goodwill of $32,901 is assigned to the Piling segment. All of the Company’s assets are located in Canada and the United States.

iii) Depreciation of property, plant and equipment

Year ended March 31,	2011	2010	2009
Total depreciation for reportable segments	$33,018	$37,414	$29,651
Depreciation for corporate assets	6,422	5,222	6,738
Total depreciation	$39,440	$42,636	$36,389

iv) Capital expenditures for long-lived assets

Year ended March 31,	2011	2010	2009
Total capital expenditures for reportable segments	$33,261	$42,460	$85,108
Capital expenditures for corporate assets	7,904	12,790	5,096
Total capital expenditures for long-lived assets	$41,165	$55,250	$90,204

d) Customers

The following customers accounted for 10% or more of total revenues:

Year ended March 31,	2011	2010	2009
Customer A	29%	51%	31%
Customer B	24%	19%	15%
Customer C	10%	9%	18%
Customer D	8%	5%	15%
Customer E	0%	0%	10%

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The revenue by major customer was earned by the Heavy Construction and Mining segment.

e) Geographic information

The geographic information for the Company as at and for the year ended March 31, 2011 is as follows:

	Revenue	Long-lived assets
Canada	$857,009	$381,577
United States	1,039	96
	$858,048	$381,673

25. Related party transactions

The Sterling Group, L.P., Perry Strategic Capital Inc., and SF Holding Corp. are collectively “the Sponsors” of the Company. The Company may receive consulting and advisory services provided by the Sponsors (principals or employees of such Sponsors are directors of the Company) with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advisory and consulting services, the Company provides reports, financial data and other information to the Sponsors. This permits them to consult with and advise the Company’s management on matters relating to its operations, company affairs and finances. In addition, this permits them to visit and inspect any of the Company’s properties and facilities.

Additionally, the Company provided shared service support for its joint venture nominee, Noramac Ventures Inc. (note 11).

There were no material related party transactions during the years ended March 31, 2011, 2010 and 2009. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

26. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending March 31,
2012	$68,964
2013	49,603
2014	36,287
2015	19,667
2016 and thereafter	4,248
$178,769

Total contingent rentals on operating leases consisting principally of usage charges in excess of minimum contracted amounts for the years ended March 31, 2011, 2010 and 2009 amounted to $1,881, $10,246 and $7,665 respectively.

27. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended March 31, 2011 were $1,689 (2010 – $1,393; 2009 – $2,540).

28. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended March 31,	2011	2010	2009
Share option plan (note 28(b))	$1,455	$2,135	$1,888
Senior executive stock option plan (note 28(c))	2,878	–	–
Deferred performance share unit plan (note 28(d))	(44)	123	61
Restricted share unit plan (note 28(e))	1,603	1,010	–
Director’s deferred stock unit plan (note 28(f))	1,484	2,002	356
Stock award plan (note 28(g))	780	–	–
	$8,156	$5,270	$2,305

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and

2011 Annual Report	| NOA |	31

expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options	Weighted average exercise price $ per share
Outstanding at March 31, 2008	2,036,364	7.54
Granted	344,800	8.22
Exercised (i)	(109,000)	(6.45)
Forfeited	(200,280)	(9.40)
Outstanding at March 31, 2009	2,071,884	7.53
Granted	375,700	8.88
Exercised (i)	(10,800)	(4.90)
Options settled for cash	(95,720)	(4.95)
Forfeited	(90,260)	(8.53)
Outstanding at March 31, 2010	2,250,804	7.84
Granted	260,000	9.77
Exercised (i)	(193,250)	(4.98)
Forfeited	(120,080)	(10.30)
Modified (ii)	(550,000)	(5.00)
Outstanding at March 31, 2011	1,647,474	9.25

(i)	All stock options exercised resulted in new common shares being issued (note 19(a));
(ii)	550,000 stock options were modified as senior executive stock options on September 22, 2010 (note 28(c)).

Cash received from the option exercises for the year ended March 31, 2011 was $963 (2010 – $53, 2009 – $703). Cash paid for options settled for cash for the year ended March 31, 2011 was $nil (2010 – $244, 2009 – $nil).The total intrinsic value of options exercised for the years ended March 31, 2011, 2010 and 2009 was $1,084, $277 and $1,238 respectively.

The following table summarizes information about stock options outstanding at March 31, 2011:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$3.69	140,040	7.7 years	$3.69	53,220	7.7 years	$3.69
$5.00	440,294	3.7 years	$5.00	420,294	3.6 years	$5.00
$8.28	136,000	8.2 years	$8.28	32,000	8.2 years	$8.28
$8.58	60,000	9.5 years	$8.58	–	–	–
$9.33	178,280	8.9 years	$9.33	34,840	8.9 years	$9.33
$10.13	192,100	9.7 years	$10.13	–	–	–
$13.21	75,000	6.8 years	$13.21	45,000	6.8 years	$13.21
$13.50	216,200	6.7 years	$13.50	132,440	6.7 years	$13.50
$15.37	56,800	7.0 years	$15.37	40,480	7.0 years	$15.37
$16.01	75,000	7.0 years	$16.01	30,000	7.0 years	$16.01
$16.46	50,000	7.0 years	$16.46	20,000	7.0 years	$16.46
$16.75	27,760	5.5 years	$16.75	22,208	5.5 years	$16.75
	1,647,474	6.8 years	$9.25	830,482	5.4 years	$8.52

At March 31, 2011, the weighted average remaining contractual life of outstanding options is 6.8 years (March 31, 2010 – 6.6 years). The fair value of options vested during the year ended March 31, 2011 was $1,892 (March 31, 2010 – $1,594). At March 31, 2011, the Company had 830,482 exercisable options (March 31, 2010 –1,244,908) with a weighted average exercise price of $8.52 (March 31, 2010 – $6.46).

At March 31, 2011, the total compensation costs related to non-vested awards not yet recognized was $2,973 (March 31, 2010 – $3,351) and these costs are expected to be recognized over a weighted average period of 3.4 years (March 31, 2010 – 3.4 years).

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The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year ended March 31,	2011	2010	2009
Number of options granted	260,000	375,700	344,800
Weighted average fair value per option granted ($)	6.79	6.25	4.53
Weighted average assumptions:
Dividend yield	Nil%	Nil%	Nil%
Expected volatility	78.59%	76.27%	59.01%
Risk-free interest rate	2.65%	3.39%	3.24%
Expected life (years)	6.1	6.5	6.5

The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behaviour. Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the share option, expected volatility is estimated based on the historical volatility of a peer group of similar entities in addition to its own historical volatility.

c) Senior executive stock option plan

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in 550,000 stock options (senior executive stock options) changing classification from equity to a long term liability. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Previously recognized compensation cost related to the senior executive stock option plan of $2,237 was transferred from additional paid-in capital to the senior executive stock option liability on the modification date. Incremental compensation cost of $2,878 which was measured as the excess of the modification date fair value of the modified award over the modification date fair value of the original award was recognized for the year ended March 31, 2011. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.

The weighted average assumptions used in estimating the fair value of the senior executive stock options as at March 31, 2011 are as follows:

Number of senior executive stock options	550,000
Weighted average fair value per option granted ($)	9.30
Weighted average assumptions:
Dividend yield	Nil%
Expected volatility	76.74%
Risk-free interest rate	1.77%
Expected life (years)	4.10

d) Deferred performance share unit plan

Deferred Performance Share Units (“DPSUs”) are granted each fiscal year with respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion includes the passage of time and is based upon return on invested capital calculated as operating income divided by average operating assets. The maturity date for such DPSUs is the last day of the third fiscal year following the grant date. At the maturity date, the Compensation Committee assesses the participant against the performance criteria and determines the number of DPSUs that have been earned (earned DPSUs).

The settlement of the participant’s entitlement is made at the Company’s option either in cash in an amount equivalent to the number of earned DPSUs multiplied by the fair market value of the Company’s common shares as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the date of maturity or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares are purchased on the open market or through the issuance of shares from treasury.

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. There were no DPSUs granted in fiscal 2011. The weighted average assumptions used in estimating the fair value of the share options issued under the DPSU Plan in fiscal 2010 and 2009 are as follows:

Year ended March 31,	2010	2009
Number of units granted	908,165	111,020
Weighted average fair value per unit granted ($)	4.71	12.34
Weighted average assumptions:
Dividend yield	Nil%	Nil%
Expected volatility	96.89%	56.25%
Risk-free interest rate	1.47%	2.83%
Expected life (years)	3.00	3.00

2011 Annual Report	| NOA |	33

Number of units
Outstanding at March 31, 2008	–
Granted	111,020
Forfeited	(20,015)
Outstanding at March 31, 2009	91,005
Granted	908,165
Forfeited	(102,671)
Converted to RSUs (note 28(e))	(389,204)
Outstanding at March 31, 2010	507,295
Forfeited	(74,776)
Outstanding at March 31, 2011	432,519

The weighted average exercise price per unit is $nil.

At March 31, 2011, there were 111,020 units vested and the weighted average remaining contractual life of outstanding DPSU units is 1.2 years (March 31, 2010 – 2.2 years). Compensation expense was adjusted based upon management’s assessment of performance against return on invested capital targets and the ultimate number of units expected to be issued. As at March 31, 2011, there was approximately $242 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the DPSU Plan (March 31, 2010 – $792), which is expected to be recognized over a weighted average period of 2.0 years (March 31, 2010 – 2.2 years) and is subject to performance adjustments. On December 18, 2009, the Company converted 26,059 and 363,145 DPSUs into RSUs for the April 1, 2008 and April 1, 2009 grants respectively at a conversion factor of 80% (note 28(e)).

e) Restricted share unit plan

Restricted Share Units (“RSUs”) are granted each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three–year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash.

Compensation expense is calculated based on the percentage of the fair market value of RSUs that is accrued at the end of each period. The fair market value of each RSU is determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSUs.

On December 18, 2009, the Company converted certain middle manager’s DPSUs (note 28(d)) into RSUs at a conversion factor of 80%.

Number of units
Outstanding at March 31, 2009	–
Converted from DPSUs at a conversion factor of 80%	311,358
Granted	169,489
Forfeited	(12,032)
Outstanding at March 31, 2010	468,815
Forfeited	(86,339)
Outstanding at March 31, 2011	382,476

At March 31, 2011, there were 17,320 units vested and the weighted average remaining contractual life of the RSUs outstanding was 1.3 years (March 31, 2010 – 2.3 years).

At March 31, 2011, the redemption value of these units was $11.96/unit (March 31, 2010 – $9.68/unit).

Using the redemption value of $11.96/unit at March 31, 2011, there was approximately $1,914 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (March 31, 2010 – 2.3 years). On approval of the RSU Plan in 2009, the Company reclassified $20 from additional paid-in capital to restricted share unit liability related to the conversion of those employees converted from the DPSU Plan to the RSU Plan.

f) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non–officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account is determined by dividing the amount of the participant’s deferred remuneration by the Canadian Dollar equivalent of the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the date that participants’ remuneration becomes payable. The DDSUs vest immediately upon issurance and are only redeemable upon death or retirement of the participant for cash determined by the market price of the

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Company’s common shares for the five trading days immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred.

Number of units
Outstanding at March 31, 2008	11,807
Issued	127,884
Outstanding at March 31, 2009	139,691
Issued	123,575
Outstanding at March 31, 2010	263,266
Issued	73,752
Outstanding at March 31, 2011	337,018

At March 31, 2011, the redemption value of these units was $11.96/unit (March 31, 2010 – $9.68/unit). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

g) Stock award plan

On September 24, 2009, the Chief Executive Officer’s (CEO) employment agreement was extended by the Board of Directors for a further period of two years, to May 8, 2012. In addition to the existing conditions in his employment agreement, the CEO was awarded the right to receive 150,000 common shares of the Company as follows:

•	50,000 shares on May 8, 2011;

•	50,000 shares on November 8, 2011; and

•	50,000 shares on May 8, 2012.

These shares will be awarded to the CEO provided he remains employed on the award dates above. As of September 24, 2010, the effective date, the CEO was granted a right to receive 150,000 common shares of the Company or at the discretion of the Company, the cash equivalent thereof.

The CEO’s entitlement, upon the above release dates, shall be settled in common shares purchased on the open market or through the issuance of common shares from treasury, in each case net of required withholdings. The CEO’s entitlement may be settled with newly issued common shares from treasury, if all necessary shareholder approvals and regulatory approvals, if any, are obtained. The Company has no intention to settle in cash.

The estimate of the fair value of the stock award on the grant date is equal to the market price of the Company’s common shares.

At March 31, 2011, none of the stock awards have vested and the weighted average remaining contractual life of outstanding Stock Award Plan units is 0.6 years (March 31, 2010 – 1.6 years). As at March 31, 2011, there was approximately $270 (March 31, 2010 – $784) of total unrecognized compensation cost related to non–vested share–based payment arrangements under the stock award plan, which is expected to be recognized over a weighted average period of 0.6 years (March 31, 2010 – 1.6 years).

29. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

30. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

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31. United States and Canadian accounting policy differences

These consolidated financial statements have been prepared in accordance with US GAAP, which differs in certain respects from Canadian GAAP. If Canadian GAAP were employed, the Company’s comprehensive income (loss) would be adjusted as follows:

Consolidated Statements of Operations, Comprehensive Loss and Deficit – for the year ended March 31, 2011

	US GAAP	Adjustments	Canadian GAAP
Revenue (g)	$858,048	$ 6,098	$864,146
Project costs (g)	456,119	7,339	463,458
Equipment costs	234,933	–	234,933
Equipment operating lease expense	69,420	–	69,420
Depreciation (a)	39,440	(111)	39,329
Gross profit	58,136	(1,130)	57,006
General and administrative expenses (c) (g)	59,932	111	60,043
Loss on disposal of property, plant and equipment	1,948	–	1,948
Loss on disposal of assets held for sale	825	–	825
Amortization of intangible assets (b)	3,540	706	4,246
Equity in loss of unconsolidated joint venture (g)	2,720	(2,720)	–
Operating loss before the undernoted	(10,829)	773	(10,056)
Interest expense, net (b)	29,991	(1,193)	28,798
Foreign exchange gain	(1,659)	–	(1,659)
Realized and unrealized gain on derivative financial instruments (d)	(2,305)	(5,802)	(8,107)
Loss on debt extinguishment (b)	4,346	(2,884)	1,462
Other income	(104)	–	(104)
Loss before income taxes	(41,098)	10,652	(30,446)
Income taxes (benefit):
Current	2,892	–	2,892
Deferred (h)	(9,340)	1,688	(7,652)
Net loss	(34,650)	8,964	(25,686)
Other comprehensive loss
Unrealized foreign currency translation loss	59	–	59
Comprehensive loss	(34,709)	8,964	(25,745)
Deficit, beginning of year	(129,886)	1,081	(128,805)
Deficit, end of year	$(164,536)	$10,045	$(154,491)
Net loss per share – basic	$(0.96)	$0.25	$(0.71)
Net loss per share – diluted	$(0.96)	$0.25	$(0.71)

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Consolidated Statements of Operations, Comprehensive Income and Deficit – for the year ended March 31, 2010

	US GAAP	Adjustments	Canadian GAAP
Revenue (g)	$758,965	$4,336	$763,301
Project costs (g)	301,307	3,542	304,849
Equipment costs	209,408	–	209,408
Equipment operating lease expense	66,329	–	66,329
Depreciation (a)	42,636	(124)	42,512
Gross profit	139,285	918	140,203
General and administrative expenses (c) (g)	62,530	706	63,236
Loss on disposal of property, plant and equipment	1,233	–	1,233
Loss on disposal of assets held for sale	373	–	373
Amortization of intangible assets (b)	1,719	831	2,550
Equity in earnings of unconsolidated joint venture (g)	(44)	44	–
Operating income before the undernoted	73,474	(663)	72,811
Interest expense, net (b)	26,080	(2,486)	23,594
Foreign exchange gain (b)	(48,901)	496	(48,405)
Realized and unrealized loss on derivative financial instruments (d)	54,411	–	54,411
Other income	(14)	–	(14)
Income before income taxes	41,898	1,327	43,225
Income taxes:
Current	3,803	–	3,803
Deferred (h)	9,876	372	10,248
Net income and comprehensive income for the year	28,219	955	29,174
Deficit, beginning of year	(158,105)	126	(157,979)
Deficit, end of year	$(129,886)	$1,081	$(128,805)
Net income per share – basic	$0.78	$0.03	$0.81
Net income per share – diluted	$0.77	$0.02	$0.79

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Consolidated Statements of Operations, Comprehensive Loss and Deficit – for the year ended March 31, 2009

	US GAAP	Adjustments	Canadian GAAP
Revenue	$972,536	$ –	$972,536
Project costs	505,026	–	505,026
Equipment costs	217,120	–	217,120
Equipment operating lease expense	43,583	–	43,583
Depreciation (a)	36,389	(162)	36,227
Gross profit	170,418	162	170,580
General and administrative expenses (c)	74,460	(55)	74,405
Loss on disposal of property, plant and equipment	5,325	–	5,325
Loss on disposal of assets held for sale	24	–	24
Amortization of intangible assets (b)	1,501	837	2,338
Impairment of goodwill	176,200	–	176,200
Operating loss before the undernoted	(87,092)	(620)	(87,712)
Interest expense, net (b)	29,612	(2,162)	27,450
Foreign exchange loss (b)	47,272	(606)	46,666
Realized and unrealized gain on derivative financial instruments (d)	(37,250)	4,655	(32,595)
Other income	(5,955)	–	(5,955)
Loss before income taxes	(120,771)	(2,507)	(123,278)
Income taxes:
Current	5,546	–	5,546
Deferred (h)	9,087	(34)	9,053
Net loss and comprehensive loss for the year	(135,404)	(2,473)	(137,877)
Deficit, beginning of year	(22,701)	1,608	(21,093)
Change in accounting policy related to inventories (f)	–	991	991
Deficit, end of year	$(158,105)	$126	$(157,979)
Net loss per share – basic	$(3.76)	$(0.07)	$(3.83)
Net loss per share – diluted	$(3.76)	$(0.07)	$(3.83)

38	| NOA |	2011 Annual Report

NAEP

The cumulative effect of material differences between US and Canadian GAAP on the Consolidated Balance Sheets of the Company is as follows:

Consolidated Balance Sheets – March 31, 2011

	US GAAP	Adjustments	Canadian GAAP
Assets
Current assets
Cash and cash equivalents	$722	$–	$722
Accounts receivable, net (g)	128,482	1,734	130,216
Unbilled revenue (g)	102,939	1,973	104,912
Inventories	7,735	–	7,735
Prepaid expenses and deposits (g)	8,269	4	8,273
Investment in and advances to unconsolidated joint venture	1,488	(1,488)	–
Assets held for sale	–	453	453
Deferred tax assets	1,729	–	1,729
	251,364	2,676	254,040
Property, plant and equipment, net (a) (g)	321,864	(425)	321,439
Other assets (b) (f) (g)	26,908	(6,293)	20,615
Goodwill	32,901	–	32,901
Deferred tax assets	49,920	–	49,920
Total Assets	$682,957	$(4,042)	$678,915
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (g)	$86,053	$2,670	$88,723
Accrued liabilities (g)	32,814	6	32,820
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,004	–	2,004
Current portion of capital lease obligations	4,862	–	4,862
Current portion of term facilities	10,000	–	10,000
Current portion of derivative financial instruments	2,474	–	2,474
Deferred tax liabilities	27,612	–	27,612
	165,819	2,676	168,495
Capital lease obligations	3,831	–	3,831
Long term debt (b) (d)	286,970	(12,338)	274,632
Derivative financial instruments	9,054	–	9,054
Other long term obligations	25,576	(1,320)	24,256
Deferred tax liabilities (h)	44,441	636	45,077
	535,691	(10,346)	525,345
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2011 – 36,242,526) (e)	304,854	(3,458)	301,396
Additional paid-in capital (c) (h)	7,007	(283)	6,724
Deficit (a-h)	(164,536)	10,045	(154,491)
Accumulated other comprehensive loss	(59)	–	(59)
	147,266	6,304	153,570
Total liabilities and shareholders’ equity	$682,957	$(4,042)	$678,915

2011 Annual Report	| NOA |	39

Consolidated Balance Sheets – March 31, 2010

	US GAAP	Adjustments	Canadian GAAP
Assets
Current assets
Cash and cash equivalents (g)	$103,005	$1,240	$104,245
Accounts receivable, net (g)	111,884	1,432	113,316
Unbilled revenue (g)	84,702	1,794	86,496
Inventories	3,047	–	3,047
Prepaid expenses and deposits (g)	6,881	87	6,968
Deferred tax assets	3,481	–	3,481
	313,000	4,553	317,553
Property, plant and equipment, net (a) (g)	331,355	(536)	330,819
Other asset (b) (f) (g)	22,154	(7,551)	14,603
Goodwill	25,111	–	25,111
Deferread tax assets	15,300	–	15,300
Total Assets	$706,920	$(3,534)	$703,386
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (g)	$66,876	$1,637	$68,513
Accrued liabilities	47,191	–	47,191
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,614	–	1,614
Current portion of capital lease obligations	5,053	–	5,053
Current portion of term facilities	6,072	–	6,072
Current portion of derivative financial instruments (b) (d)	22,054	(1,506)	20,548
Deferred tax liabilities	16,781	–	16,781
	165,641	131	165,772
Capital lease obligations	8,340	–	8,340
Long term debt (b) (d)	225,494	(1,506)	223,988
Derivative financial instruments (b) (d)	75,001	1,506	76,507
Other long term obligations	19,642	–	19,642
Deferred tax liabilities (h)	31,744	(1,052)	30,692
	525,862	(921)	524,941
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2010 – 36,049,276) (e)	303,505	(3,458)	300,047
Additional paid-in capital (c) (h)	7,439	(236)	7,203
Deficit (a-h)	(129,886)	1,081	(128,805)
	181,058	(2,613)	178,445
Total liabilities and shareholders’ equity	$706,920	$(3,534)	$703,386

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NAEP

The cumulative effect of material differences between US and Canadian GAAP on the consolidated statement of cash flows of the Company is as follows:

Consolidated Statements of Cash Flows – for the year ended March 31, 2011

	US GAAP	Adjustments	Canadian GAAP
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(34,650)	$8,964	$(25,686)
Items not affecting cash:
Depreciation	39,440	(111)	39,329
Equity in loss of unconsolidated joint venture	2,720	(2,720)	–
Amortization of intangible assets	3,540	706	4,246
Amortization of deferred lease inducements	(107)	–	(107)
Amortization of deferred financing costs	1,609	(823)	786
Amortization of premium on Series 1 Debentures	–	(370)	(370)
Loss on disposal of property, plant and equipment	1,948	–	1,948
Loss on disposal of assets held for sale	825	–	825
Realized foreign exchange gain on 8 3/4% senior notes	(732)	–	(732)
Unrealized gain on derivative financial instruments measured at fair value	(2,305)	(5,802)	(8,107)
Loss on debt extinguishment	4,346	(2,884)	1,462
Stock-based compensation expense	8,156	(1,367)	6,789
Accretion of asset retirement obligation	35	–	35
Deferred income taxes benefit	(9,340)	1,688	(7,652)
Net changes in non-cash working capital	(15,982)	641	(15,341)
	(497)	(2,078)	(2,575)
Investing activities:
Acquisition, net of cash acquired	(23,501)	–	(23,501)
Purchase of property, plant and equipment	(36,417)	(453)	(36,870)
Additions to intangible assets	(4,748)	–	(4,748)
Investment in and advances to unconsolidated joint venture	(1,291)	1,291	–
Proceeds on disposal of property, plant and equipment	499	–	499
Proceeds on disposal of assets held for sale	826	–	826
	(64,632)	838	(63,794)
Financing activities:
Repayment of credit facilities	(85,000)	–	(85,000)
Increase in credit facilities	128,524	–	128,524
Financing costs	(7,920)	–	(7,920)
Redemption of 8 3/4% senior notes	(202,410)	–	(202,410)
Issuance of Series 1 Debentures	225,000	–	225,000
Settlement of swap liabilities	(91,125)	–	(91,125)
Proceeds from stock options exercised	963	–	963
Repayment of capital lease obligations	(5,127)	–	(5,127)
	(37,095)	–	(37,095)
Decrease in cash and cash equivalents	(102,224)	(1,240)	(103,464)
Effect of exchange rate on changes in cash	(59)	–	(59)
Cash and cash equivalents, beginning of year	103,005	1,240	104,245
Cash and cash equivalents, end of year	$722	$–	$722

2011 Annual Report	| NOA |	41

Consolidated Statements of Cash Flows – for the year ended March 31, 2010

	US GAAP	Adjustments	Canadian GAAP
Cash provided by (used in):
Operating activities:
Net income for the period	$28,219	$955	$29,174
Items not affecting cash:
Depreciation	42,636	(124)	42,512
Equity in earnings of unconsolidated joint venture	(44)	44	–
Amortization of intangible assets	1,719	831	2,550
Amortization of deferred lease inducements	(107)	–	(107)
Amortization of deferred financing costs	3,348	(2,486)	862
Loss on disposal of property, plant and equipment	1,233	–	1,233
Loss on disposal of assets held for sale	373	–	373
Unrealized foreign exchange gain on 8 3/4% senior notes	(48,920)	496	(48,424)
Unrealized loss on derivative financial instruments measured at fair value	38,852	–	38,852
Stock-based compensation expense	5,270	(46)	5,224
Cash settlement of stock options	(244)	–	(244)
Accretion of asset retirement obligation	5	–	5
Deferred income taxes	9,876	372	10,248
Net changes in non-cash working capital	(39,591)	(1,675)	(41,266)
	42,625	(1,633)	40,992
Investing activities:
Acquisition, net of cash acquired	(5,410)	–	(5,410)
Purchase of property, plant and equipment	(51,888)	–	(51,888)
Additions to intangible assets	(3,362)	–	(3,362)
Investment in and advances to unconsolidated joint venture	(2,873)	2,873	–
Proceeds on disposal of property, plant and equipment	1,440	–	1,440
Proceeds on disposal of assets held for sale	2,482	–	2,482
	(59,611)	2,873	(56,738)
Financing activities:
Repayment of long term debt	(6,906)	–	(6,906)
Increase in long term debt	34,700	–	34,700
Financing costs	(1,123)	–	(1,123)
Proceeds from stock options exercised	53	–	53
Repayment of capital lease obligations	(5,613)	–	(5,613)
	21,111	–	21,111
Increase in cash and cash equivalents	4,125	1,240	5,365
Cash and cash equivalents, beginning of year	98,880	–	98,880
Cash and cash equivalents, end of year	$103,005	$1,240	$104,245

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Consolidated Statements of Cash Flows – for the year ended March 31, 2009

	US GAAP	Adjustments	Canadian GAAP
Cash provided by (used in):
Operating activities:
Net loss for the period	$(135,404)	$(2,473)	$(137,877)
Items not affecting cash:
Depreciation	36,389	(162)	36,227
Amortization of intangible assets	1,501	837	2,338
Impairment of goodwill	176,200	–	176,200
Amortization of deferred lease inducements	(105)	–	(105)
Amortization of deferred financing costs	2,970	(2,162)	808
Loss on disposal of property, plant and equipment	5,325	–	5,325
Loss on disposal of assets held for sale	24	–	24
Unrealized foreign exchange loss on 8 3/4% senior notes	46,466	(606)	45,860
Unrealized gain on derivative financial instruments measured at fair value	(39,921)	4,655	(35,266)
Stock-based compensation expense	2,305	(55)	2,250
Accretion of asset retirement obligation	155	–	155
Deferred income taxes	9,087	(34)	9,053
Net changes in non-cash working capital	46,193	–	46,193
	151,185	–	151,185
Investing activities:
Purchase of property, plant and equipment	(87,102)	–	(87,102)
Additions to intangible assets	(3,102)	–	(3,102)
Proceeds on disposal of property, plant and equipment	11,164	–	11,164
Proceeds on disposal of assets held for sale	325	–	325
	(78,715)	–	(78,715)
Financing activities:
Proceeds from stock options exercised	703	–	703
Repayment of capital lease obligations	(6,156)	–	(6,156)
	(5,453)	–	(5,453)
Increase in cash and cash equivalents	67,017	–	67,017
Cash and cash equivalents, beginning of year	31,863	–	31,863
Cash and cash equivalents, end of year	$98,880	$–	$98,880

2011 Annual Report	| NOA |	43

The areas of material difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are described below:

a) Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with the Company’s policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with the Company’s 9.125% Series 1 Debentures and 8 3/4% senior notes were being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, the transaction costs on the 8 3/4% senior notes were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight–line basis over the term of the debt.

Effective April 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of debt (which is not required under US GAAP) resulted in an additional premium of $3,497 on the Series 1 Debentures that is being amortized over the term of the Series 1 Debentures under Canadian GAAP. The same was being done on the extinguished 8 3/4% senior notes. The unamortized premium is disclosed as part of the carrying amount of the “Series 1 Debentures” in the Consolidated Balance Sheets. Foreign denominated transaction costs, discounts and premiums on the 8 3/4% senior notes were considered as part of the carrying value of the related financial liability under Canadian GAAP and were subject to foreign currency gains or losses resulting from periodic translation procedures as they were treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non–monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures. The unamortized discounts and premiums on the 8 3/4% senior notes were expensed on the settlement of the 8 3/4% senior notes under both Canadian and US GAAP with a difference of $2,884.

In connection with the adoption of Section 3855, transaction costs incurred in connection with the Company’s amended and restated credit agreement of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continued to be amortized on a straight–line basis over the term of the credit facilities. Under US GAAP, the Company continues to amortize these transaction costs over the stated term of the related facilities using the effective interest method. The Company discloses the unamortized deferred financing costs related to the Series 1 Debentures, the 8 3/4% senior notes and the credit facilities as “Deferred financing costs” on the Consolidated Balance Sheets (March 31, 2011 – $7,672; March 31, 2010 – $6,725) with the amortization charge classified as “Interest expense” on the Consolidated Statement of Operations and Comprehensive (Loss) Income. Under Canadian GAAP, the unamortized financing costs related to the Series 1 Debentures (March 31, 2011 – $6,165) and the 8 3/4% senior notes (March 31, 2010 – $1,506) are included in “Series 1 Debentures” and “8 3/4% senior notes” respectively whilst the unamortized deferred financing costs in connection with the credit facilities (March 31, 2011 – $1,378; March 31, 2010 – $1,051) are included in “Intangible assets” on the Consolidated Balance Sheets resulting in a Canadian and US GAAP presentation difference.

c) Stock–based compensation

Up until April 1, 2006, the Company followed the provisions of ASC 718, “Compensation-Stock Compensation”, for US GAAP purposes. As the Company uses the fair value method of accounting for all stock–based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share–Based Payment”, which is now a part of ASC 718. As the Company used the minimum value method for purposes of complying with ASC 718, it was required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, the Company was permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of its initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted.

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash, which resulted in 550,000 stock options changing classification from equity to a long term liability. Under US GAAP, such modification is measured at fair value using a model such as Black–Scholes. Under Canadian GAAP, stock options that are cash settled are measured at the amount by which the quoted market value of the shares of the Company’s stock covered by the grant exceeds the option price. This resulted in a measurement difference between US and Canadian GAAP. At March 31, 2011, the liability under US GAAP was measured at $5,115 of which $2,237 was transferred from additional paid-in capital and the difference of $2,878 was recognized as incremental compensation cost in the Consolidated Statements of Operations under general and administrative expenses. Under Canadian GAAP, the liability was measured at $3,795 resulting in a transfer of the same amount from additional paid-in capital and the difference of $1,558 was recognized as incremental compensation cost.

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NAEP

d) Derivative financial instruments

Under Canadian GAAP, the Company determined that the issuer’s early prepayment option included in the Series 1 Debentures of $3,895 should be bifurcated from the host contract, along with a contingent embedded derivative liability of $398 in the Series 1 Debentures that provides for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at April 7, 2010, the inception date of the Series 1 Debentures with the residual amount of the proceeds being allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the Series 1 Debentures is accreted to par value over the term of the Series 1 Debentures using the effective interest method and is recognized as interest expense as discussed in b) above. The same accounting treatment was used on the extinguished 8 3/4% senior notes.

Under US GAAP, ASC 815, “Derivatives and Hedging”, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts and debt instruments, be recorded on the Balance Sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the Series 1 Debentures that provides for accelerated redemption by the holders in certain instances did not meet the criteria for bifurcation from the debt contract and separate measurement at fair value and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference. The contingent embedded derivative in the 8 3/4% senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative in the 8 3/4% senior notes was measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in both the Series 1 Debentures and the 8 3/4% senior notes did not meet the criteria as an embedded derivative under ASC 815 and was not bifurcated from the host contract resulting in a US GAAP and Canadian GAAP difference.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the NAEPI Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as noncontrolling interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with ASC 480-10-599, “Distinguishing Liabilities from Equity – SEC Materials” and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to noncontrolling interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 to common shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the noncontrolling interest on the exercise date of $48,140 to common shares.

f) Inventories

Effective April 1, 2008, the Company retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, the Company reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1,383 with a corresponding decrease to opening deficit of $991 net of future taxes of $392.

g) Joint venture

Under US GAAP, the Company records its share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, the Company uses the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method the Company recognizes its share of the results of operations, cash flows, and financial position of the JV on a line–by–line basis in its consolidated financial statements. While there is no effect on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are

2011 Annual Report	| NOA |	45

presentation differences affecting the disclosures in the consolidated financial statements and the supporting notes. Under Canadian GAAP, the following assets, liabilities, revenues and expenses and cash flows would be recorded using the proportionate consolidation method:

	March 31, 2011	March 31, 2010
Current assets	$4,164	$4,476
Long term assets	–	77
Current liabilities	6,937	1,636
Long term liabilities	–	2,970
Net equity	$(2,773)	$(53)

Year ended March 31	2011	2010	2009
Gross revenues	$6,098	$4,336	$–
Gross loss (profit)	1,241	(805)	–
Expenses	1,479	761	–
Net loss (income)	$2,720	$(44)	$–

Year ended March 31	2011	2010	2009
Cash flow resulting from operating activities	$(2,078)	$(1,633)	$–
Cash flow resulting from investing activities	838	2,873	–
(Decrease) increase in cash and cash equivalents	$(1,240)	$1,240	$–

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under US GAAP. In addition, Canadian GAAP generally refers to additional paid–in capital as contributed surplus for financial statement presentation purposes.

i) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its capital structure and financial leverage, as outlined in note 32(j). It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company believes that forecasted cash flows from operating activities, along with amounts available under the Revolving Facility, will provide sufficient cash requirements to cover the Company’s forecasted normal operating and budgeted capital expenditures.

The Company’s credit agreement contain covenants that restrict its activities, including, but not limited to, incurring additional debt, transferring or selling assets and making investments including acquisitions. Under credit agreement, Consolidated Capital Expenditures, as defined in the revolving credit agreement, during any applicable period cannot exceed 120% of the amount in the capital expenditure plan. In addition, the Company is required to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA, as defined in the credit agreement, as well as a minimum current ratio.

As at March 31, 2011, the Company was in violation of certain financial covenants as defined within the credit agreement. On May 20, 2011, the Company obtained an amendment in connection with such covenants from its lenders resulting in compliance as at March 31, 2011. The Company considers it probable that they will be in compliance with these covenants throughout the fiscal year ending March 31, 2012.

The following are the undiscounted contractual cash flows of financial liabilities and other contractual cash flows measured at period end exchange rates:

	Carrying Amount	Contractual Cash Flows	Fiscal year
			2012	2013	2014	2015	2016 and Thereafter
Accounts payable and accrued liabilities (excluding liabilities related to equipment lease)	$104,159	$104,159	$104,159	$–	$–	$–	$–
Liabilities related to equipment lease	20,265	20,265	7,518	5,345	3,657	3,726	19
Capital lease obligations (including interest)	8,693	9,257	5,267	3,087	562	270	71
Term facilities	68,446	68,446	10,000	10,000	48,446	–	–
Revolving facility	3,524	3,524	–	–	3,524	–	–
Series 1 Debentures	225,000	225,000	–	–	–	–	225,000
Accrued interest on Series 1 Debentures	9,866	102,656	20,531	20,531	20,531	20,531	20,531

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NAEP

j) Capital disclosures

The Company’s objectives in managing capital are to help ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of issued capital, additional paid-in capital, accumulated other comprehensive income (loss). The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business. The Company is also subject to externally imposed capital requirements under its Credit Facilities and indenture agreement governing the 9.125% Series 1 Debentures, which contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. As at March 31, 2011, the Company was in violation of certain financial covenants as defined within the credit agreement. On May 20, 2011, the Company obtained an amendment in connection with such covenants from its lenders resulting in compliance as at March 31, 2011. The Company considers it probable that they will be in compliance with these covenants throughout the fiscal year ending March 31, 2012. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2010.

In September 2009, the Company filed a base shelf prospectus covering the public offering of common shares in each of the provinces and territories of Canada and a related registration statement with the United States Securities and Exchange Commission. These filings allow the Company to offer and issue common shares to the public by way of one or more prospectus supplements at any time during the 25 month period following the filing of the prospectus with gross proceeds to the Company not to exceed $150.0 million. The prospectus also allows certain shareholders of the Company to offer all or part of their common shares to the public by way of one or more prospectus supplements.

2011 Annual Report	| NOA |	47